Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

ADDITIONAL DRILLING RESULTS REAFFIRM POTENTIAL OF WASAMAC PROPERTY; 2010 CAMPAIGN EXPANDED TO 20,000 METRES

MONTREAL, Quebec, Canada, December 8, 2010 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to announce additional drilling results from the Wasamac property that provide further support for the Company’s plan to reassess the property’s resource base using a lower cutoff grade.

Highlights:

  New results include: 6.14 g/t Au over 6.47 metres, 3.12 g/t Au over 14.04 metres, and 3.17 g/t Au over 7.75 metres;

  Wasamac Shear Zone confirmed over a strike length of more than 2 km;

  More than 18,000 metres of drilling completed to date, 2010 drilling campaign extended to 20,000 metres;

  Resource calculation expected in January 2011.

Table 1: New drilling results(1)

Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Grade (g/t Au)	Vertical Depth of Intersection (metres)
WS-10-35	151		Abandoned due to technical difficulties
WS-10-35B	808	689.20	694.85	4.24	2.18	678
WS-10-36	621	491.98	500.86	7.27	2.10	463
WS-10-37	631	513.00 534.23	517.00 541.70	2.82 6.47	2.08 6.14	509 532
WS-10-38	775	643.42 684.65 692.40	651.17 688.60 699.55	7.75 2.83 5.13	3.17 1.61 1.79	639(2) 678 687
WS-10-39	1,138	874.60 975.20	878.53 976.70	3.05 1.19	1.11 3.44	842(2) 936
WS-10-40	650	577.65	583.00	4.48	3.88	542
WS-10-41	1,308	1,177.80	1,184.55	5.17	No significant value	1,144
WS-10-42	409	283.60	300.40	14.04	3.12	272
Metres drilled:	6,491
(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	Outside Wasamac Shear Zone.

President and CEO Martin Rivard commented: “We are very enthusiastic about Wasamac’s long-term potential for Richmont and our shareholders. Overall drilling results support our plan to reassess the property’s resource base using a lower-cut off grade to expand the mineralized envelope. Our objective with this plan is to evaluate the potential for an underground, low-grade, bulk-mining operation. Although the limited area tested below the -850 metre elevation has not yielded significant results so far, we are confirming a strong system of mineralization between the -200 and -800 metre elevations that remains open at depth in several areas. Additional drilling results will be released when they become available, and will be included in our updated resource calculation which will be completed in January 2011”.

ADDITIONAL DRILLING RESULTS REAFFIRM POTENTIAL OF WASAMAC PROPERTY; 2010 CAMPAIGN EXPANDED TO 20,000 METRES
December 8, 2010

Link: Map 1: Longitudinal Section – Wasa Shear

http://media3.marketwire.com/docs/WasaSheareng.pdf

Link: Map 2: Longitudinal Section – No. 2 Zone

http://media3.marketwire.com/docs/Zone2eng.pdf

Table 2: Previously published Wasamac drill results(1)

Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Grade (g/t Au)	Vertical Depth of Intersection (metres)
WS-10-27	848 including including	740.41 740.41 752.52	758.21 749.20 758.21	12.50 6.16 4.00	4.67(2) 5.67 5.20	748
WS-10-28	322	250.37	255.25	4.75	1.09	197
WS-10-29	399 including including	325.10 325.10 334.30	344.70 331.50 344.70	15.13 4.95 8.02	2.42 1.30 3.47	328
WS-10-30	743 including	638.50 654.36	647.30 666.11	6.96 9.33	2.77 6.46	621 638
WS-10-31	381 including	276.20 301.33 313.32 319.00	280.02 308.25 327.00 327.00	2.93 5.32 10.54 6.16	1.49 0.82 2.59 4.03	274 300 315
WS-10-32	396 including	298.69 302.04	314.20 310.48	12.00 6.53	2.23 3.43	300
WS-10-33	651	572.52	584.50	10.57	4.62	528
WS-10-34	571 including	487.89 491.64	497.81 497.37	8.40 4.84	3.44 4.85	464
Metres drilled:	4,311
(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	Previously reported as 3.59 g/t Au over 12.5 metres true width, corrected after verification.

Additional details about the Wasamac Property
This 7.58 km2 (757.65 hectare) property is located 15 km west of Richmont’s headquarters in Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district, and is less than 10 km east of the Company’s Francoeur Mine. The past-producing Wasamac Mine, located on the property, produced a total of 1,892,448 metric tonnes at an average grade of 4.16 g/t Au, between 1965 and 1971. This production generated 252,923 ounces of gold, mostly from the Main Zone.

About Richmont Mines Inc.
Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

ADDITIONAL DRILLING RESULTS REAFFIRM POTENTIAL OF WASAMAC PROPERTY; 2010 CAMPAIGN EXPANDED TO 20,000 METRES
December 8, 2010

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com